DC
164207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04047289

October 8, 2004

Julian A. Oettinger
Senior Vice President
General Counsel and Corporate Secretary
Walgreen Co.
Corporate Offices
200 Wilmot Road
Deerfield, IL 60015-4616

Act: 1934
Section:
Rule: 14A-8
Public Availability: 10/8/2004

Re: Walgreen Co.
Incoming letter dated August 25, 2004

Dear Mr. Oettinger:

This is in response to your letters dated August 25, 2004, September 2, 2004, and September 27, 2004 concerning the shareholder proposal submitted to Walgreens by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund. We also have received a letter from the proponent dated September 14, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Jerry J. O'Connor
Trustee
Trust for the International Brotherhood of Electrical Workers'
Pension Benefit Fund
1125 Fifteenth Street N.W.
Washington, DC 20005

Walgreens

Julian A. Oettinger
Senior Vice President
General Counsel and Corporate Secretary

1934 Act Rule 14a-8

August 25, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Walgreen Co.
Commission File No. 001-00604

Ladies and Gentlemen:

This letter is to inform you of the intention of Walgreen Co. ("Walgreens") to omit from its proxy statement and form of proxy (its "Proxy Materials") for its 2005 Annual Meeting of Shareholders (the "Annual Meeting") a shareholder proposal ("the "Proposal") and statement in support thereof (the "Supporting Statement") received from the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"). The Proposal states:

> **BE IT RESOLVED:** That the stockholders of Walgreen ("Company"), request the Board of Directors to redeem the shareholder rights plan that was adopted in 1986 and renewed in 1996; unless such issuance is approved by a majority vote of shareholders, to be held as soon as may be practicable.

The Proponent's letter, dated July 28, 2004, setting forth the Proposal and Supporting Statement is attached hereto as Attachment 1.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of Walgreens' intention to omit the Proposal and Supporting Statement from the 2005 Proxy Materials. Walgreens tentatively expects to mail its definitive 2005 Proxy Materials on or about November 24, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") more than 80 calendar days before Walgreens files its definitive 2005 Proxy Materials with the Commission.

WALGREEN CO. CORPORATE OFFICES 200 WILMOT ROAD DEERFIELD, ILLINOIS 60015-4616 847-914-3004 FAX 847-914-3652
www.walgreens.com

Walgreens

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal and the Supporting Statement may be excluded from the 2005 Proxy Materials on the basis set forth below.

Walgreens believes that the Proposal and the Supporting Statement may properly be excluded from the 2005 Proxy Materials because the Proposal and Supporting Statement were not submitted on a timely basis pursuant to Rule 14a-8(e)(2), which provides, in relevant part, that "[a] proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Walgreens' 2004 Proxy Statement was dated and was released to shareholders on November 25, 2003, and the 120-day deadline for receipt of shareholder proposals for inclusion in the 2005 proxy materials was July 28, 2004. The 2004 Proxy Statement contained the following statement on page 17 (copy enclosed as Attachment 2): "For proposals to be considered for inclusion in the proxy statement for the 2005 Annual Meeting they must be received by the Company no later than July 28, 2004."

The Proposal was submitted to Walgreens via U.S. Mail, with a postmark of July 29, 2004. Walgreens received the Proposal on August 2, 2004, which was clearly after the July 28 deadline. This is confirmed by a statement from Yvonne Meyer, my executive administrative assistant (copy enclosed as Attachment 3). The cover letter from the Proponent which accompanied the proposal (see Attachment 1) is dated July 28, 2004, and wording in bold letters on the top of the cover letter states "Via Fax and U.S. Mail." I contacted a representative of the Proponent by telephone to discuss the untimeliness of the Proposal, and he stated that the fax number used for delivery on July 28, 2004 was (847) 914-2654. This number is not a fax number at Walgreens' principal executive offices; in fact, it is the telephone number of Teri Haga, a banking analyst with Walgreens (copy of relevant entry in telephone directory enclosed as Attachment 4). The Proponent has been unable to provide Walgreens with any evidence proving a date of delivery on or before the deadline set out in Walgreens' November 25, 2003 proxy materials.

The Staff has consistently held that proposals received after the deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. *See, e.g., COMSAT Corporation* (January 25, 1996); *Eli Lilly and Company* (January 12, 1995), *Wal-Mart Stores, Inc.* (January 27, 2004). The deadline for receiving shareholder proposals is strictly interpreted. The Staff has applied this position even when the proposal is received one day after the required date. *See, e.g., General Elec. Co.* (December 22, 1997); *Bindley Western Indus., Inc.*

Walgreens

(February 21, 1997); *Rockwell Int'l Corp.* (November 24, 1989). Walgreens believes that the Proponent had ample notice and opportunity to comply with the procedural requirements of Rule 14a-8(e)(2).

For the reason set forth above, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal and its Supporting Statement are excluded from Walgreens' 2005 Proxy Materials. Walgreens reserves the right to submit to the Staff additional bases upon which the Proposal may be omitted if the Staff disagrees with Walgreens' conclusion that the Proposal can be omitted based on its untimely submission. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgement copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please do not hesitate to call me at (847) 914-3004 if you require additional information or wish to discuss this submission further.

Very truly yours,

Julian A. Oettinger

Julian A. Oettinger
Senior Vice President, General
Counsel and Secretary

ATTACHMENT 1

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND 1125 Fifteenth St. N.W. Washington, D.C. 20005

July 28, 2004

VIA FAX AND U.S. MAIL

Mr. Julian A. Oettinger
Corporate Secretary
Walgreen Co.
200 Wilmot Road
Deerfield, IL 60015-4616

Dear Mr. Oettinger:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in the Walgreen proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders. The proposal relates to the "**Shareholders' Rights Plan"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 30,700 shares of Walgreen common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's next Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Jerry J. O'Connor
Trustee

JOC:daw
Enclosure

Form 972

BE IT RESOLVED: That the stockholders of Walgreen ("Company"), request the Board of Directors to redeem the shareholder rights plan that was adopted in 1986 and renewed in 1996; unless such issuance is approved by a majority vote of shareholders, to be held as soon as may be practicable.

SUPPORTING STATEMENT:

In 1986 our Company's Board of Directors adopted, without shareholder approval, a shareholder rights agreement; also known as a "poison pill". These rights are a type of anti-takeover device that reduces management accountability and adversely affects shareholder value by discouraging takeovers that could be beneficial to shareholders.

Although management and the Board should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies the unilateral imposition of a poison pill. At a minimum, we believe that the shareholders should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon.

In their book, Power and Accountability, Nell Minow and Robert Monks write that poison pills "amount to major de facto shifts of voting rights away from shareholders to management on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders."

Furthermore, the Council of Institutional Investors (CII), whose membership represents nearly $2 trillion dollars of pension assets, calls for shareholder approval of all poison pills in its Shareholder Bill of Rights.

As long-term shareholders in Walgreens, we urge you to vote for this resolution.

ATTACHMENT 2

Walgreens
The Pharmacy America Trusts

200 Wilmot Road
Deerfield, Illinois 60015

November 25, 2003

Dear Walgreens Shareholder:

You are cordially invited to our Annual Shareholders' Meeting on Wednesday, January 14, 2004, at 2:00 p.m., Central Standard Time. The meeting will be held in the Grand Ballroom of Navy Pier, 600 East Grand Avenue, Chicago, Illinois. A trolley service will run from the Navy Pier parking garages to Entrance 2, Lobby 3. Five-dollar parking passes will be available at the registration desk.

We hope you will join us to review our 29th consecutive year of record results and continued plans for expansion. During 2004, our goal is to open approximately 450 stores, add more than 10,000 new jobs and invest more than $1 billion in new stores, distribution centers and technology improvements.

To hear more about why we believe Walgreens is the right company in the right industry at the right time, please join us January 14. As usual, we will offer a sign language interpreter. This year we also plan to provide closed captioning for the entire meeting, including questions and answers.

If you're unable to attend the meeting in person, please go online to *Walgreens.com* at 2 p.m. that day to hear a live broadcast. A video broadcast will be available on our site after January 23. Whether or not you plan to attend, it is important that you vote your proxy promptly in accordance with the instructions on the enclosed proxy card.

Thank you for the loyalty you show Walgreens, both as a shareholder and—we hope!—a customer. Our best wishes for a happy holiday season.

Sincerely,

DAVID W. BERNAUER	JEFFREY A. REIN
Chairman and CEO	*President and COO*

Shareholder Proposals and Director Nominations for 2005 Annual Meeting

Shareholders may submit proposals appropriate for shareholder action at the Company's Annual Meeting consistent with the regulations of the Securities and Exchange Commission. For proposals to be considered for inclusion in the proxy statement for the 2005 Annual Meeting they must be received by the Company no later than July 28, 2004. Such proposals should be directed to Walgreen Co., Attention: Secretary, 200 Wilmot Road, Deerfield, Illinois 60015.

In addition, the Company's By-Laws establish an advance notice procedure with regard to certain matters, including shareholder proposals not included in the Company's proxy statement, to be brought before an Annual Meeting. In general, the corporate Secretary must receive notice on or after September 16, 2004 and not later than October 16, 2004. The notice should contain a brief description of the business desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting; the name and address, as they appear in the Company's books, of the shareholder proposing such business; the class and number of shares of the Company that are beneficially owned by the shareholder; and any material interest of the shareholder in such business. If the Company receives notice of a shareholder proposal outside of this time frame, the individuals named in the proxies solicited by the Company's Board of Directors for that meeting may exercise discretionary voting power with respect to that proposal.

Under the Company's By-Laws, shareholders may nominate individuals for election to the Board of Directors at next year's Annual Meeting by written notice to the corporate Secretary. The notice must meet all of the requirements discussed above for shareholder proposals. In addition, the notice should contain a statement that the nominee is willing to be nominated and to serve as a director if elected, as well as any other information regarding the nominee that would be required by the Securities and Exchange Commission to be included in a proxy statement had the Company's Board of Directors nominated that individual.

By order of the Board of Directors.

JULIAN A. OETTINGER
Secretary

The Company will furnish, on written request and without charge, a copy of the Company's 2003 Annual Report on Form 10-K as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto, to each person whose proxy is solicited and to each person representing that, as of the record date for the meeting, he or she was a beneficial owner of shares entitled to be voted at the meeting. Such written request should be directed to Walgreen Co., Attention: Mr. John W. Gleeson, Treasurer, 200 Wilmot Road, Deerfield, Illinois 60015.

ATTACHMENT 3

August 25, 2004

Note to File:

On Monday, August 2, 2004, Julian A. Oettinger received an envelope via U.S. Mail addressed to Julian A. Oettinger from Jerry J. O'Connor, on behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund. This envelope was postmarked July 29, 2004, and contained a Shareholder Proposal and Supporting Statement.

Yvonne Meyer

Yvonne Meyer

ATTACHMENT 4

(972)216-1987		Walgreens Health Initiatives: Western-Specialty Pharmacy/PCC Field Offices
(972)923-8752		Distribution Center: Waxahachie, TX - Receiving
(972)923-8795		Distribution Center: Waxahachie, TX - DCM
(972)923-8802		Distribution Center: Waxahachie, TX - Fleet
(217)554-8756	Direct Deposit	Direct Deposit Correspondence EXCLUDING Applications for Initial Enrollment (Danville Office)

FINANCE

200 Wilmot Rd., Deerfield, IL 60015-4681
Mail Stop #2261
(1417, Mt. Prospect, Danv.: Dial 315+Ext.)

(847)914-2300		Stock Purchase Plans (Stock Purchase)
(847)914-2678		FAX Number
(847)914-3837	OPEN	Finance Intern
(847)914-2634	Alexander, Kathy	Banking Clerk
(847)914-2347	Cirone, Dominick	Treasury Clerk
(847)914-2398	Cohen, Lauren	Administrative Assistant
(847)914-2300	Curtan, Gail	Administrator, Employee Stock Plan
(847)914-2659	DeVries, Susan	Treasury Project Manager
(847)914-2300	Dikes, Tarrina	Administrator, Employee Stock Plan
(847)914-2843	FitzSimons, Neil	Cash Manager
(847)914-2654	Haga, Terri	Banking Analyst
(847)914-2385	Hans, Rick	Director, Finance
(847)914-2300	LaRue, Janet	Supervisor, Employee Stock Loan Plan
(847)914-2300	Muehe, Carol	Administrator, Employee Stock Plan
(847)914-2380	Nelson, Sandra (Sam)	Financial Assistant & ATM Administration
(847)914-3491	Palucci, Joyce R.	Manager, Stock Plans
(847)914-2636	Smok, Dave	Financial Analyst
(847)914-3907	Thomas, Patty	Stock Options Specialist
(847)914-2657	Woodbridge, David	Manager of Banking/Assistant Treasurer

FINANCIAL INVESTMENT ANALYSIS

200 Wilmot Rd., Deerfield, IL 60015-4681
Mail Stop #2270
(1417, Mt. Prospect, Danv.: Dial 315+Ext.)

(847)914-3235	Garbacz, Joan	Accountant
(847)914-2600	Godfrey, Nancy	Director
(847)914-2600	Helt, Jo	Secretary
(847)914-3237	Newell, Vicki (MS2104)	Supervisor

Julian A. Oettinger
Senior Vice President
General Counsel and Corporate Secretary

1934 Act Rule 14a-8

September 2, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Walgreen Co.
Commission File No. 001-00604

Ladies and Gentlemen:

This letter is to supplement the previous letter of Walgreen Co. ("Walgreens") to the Staff of the Division of Corporation Finance (the "Staff") dated August 25, 2004 (the "August 25 Letter"), which informed the Staff of Walgreens' intention to omit from its proxy statement and form of proxy (its "Proxy Materials") for its 2005 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent.

As stated in the August 25 Letter, Walgreens believes that the Proposal and the Supporting Statement may properly be excluded from the 2005 Proxy Materials because the Proposal and Supporting Statement were not submitted on a timely basis pursuant to Rule 14a-8(e)(2). We hereby respectfully request that the Staff concur in our opinion that the Proposal and the Supporting Statement may also be excluded from the 2005 Proxy Materials because the Proponent has not demonstrated its eligibility to submit a proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f).

Rule 14a-8(b)(1) requires, among other things, that to be eligible to submit a proposal, the proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to the date on which the proponent submitted the proposal. Rule 14a-8(b)(2)(i) requires that any proponent who is not a registered owner must present a written statement from the record holder with respect to the proponent's ownership of the required shares on the date the Proposal was submitted and continuously for the prior year. The Proponent indicated in its cover letter to the Proposal and Supporting Statement (see Attachment 1), which was received by Walgreens on August 2, 2004, that it is a beneficial holder of 30,700 shares of Walgreens common stock and that the record holder of the stock would provide the appropriate verification of the Proponent's beneficial ownership by separate letter. Walgreens has not received this letter.

In light of the deficiencies in the Proposal and in accordance with the provisions of Rule 14a-8(f), on August 16, 2004, Walgreens sent a letter to the Proponent via facsimile, overnight mail service and certified mail (see Attachment 2) (the "Rule 14a-8(f) Letter"), notifying the Proponent that the Proposal did not comply with the provisions of Rule 14a-8 and requesting that the Proponent provide adequate proof of the Fund's beneficial ownership of Walgreen Co. stock. The Rule 14a-8(f) Letter requested that the Proponent's response be postmarked, or transmitted electronically, no later than 14 days from the date the Proponent received Walgreens' letter. As of the date hereof, Walgreens has not received such proof from the Proponent.

Due to the Proponent's failure to rectify the deficiency of the Proposal regarding proof of stock ownership within 14 calendar days of its receipt of Walgreens' Rule 14a-8(f) Letter, Walgreens believes that it may exclude the Proposal and Supporting Statement from its 2005 Proxy Materials for failure to comply with the eligibility requirements of Rule 14a-8(b). *See* Section C.1.c. of the Division of Corporation Finance: Staff Legal Bulletin No. 14 (Shareholder Proposals) (July 13, 2001). *See also Catalyst Semiconductor, Inc.* (June 14, 2002) (permitting exclusion because of proponent's failure to provide within 14 days of the company's request sufficient evidence of "minimum ownership requirement for the one-year period required by Rule 14a-8(b)"), *Merrill Lynch & Co., Inc.* (January 27, 2003).

For the reasons set forth above and in the August 25 Letter, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal and its Supporting Statement are excluded from Walgreens' 2005 Proxy Materials. Walgreens reserves the right to submit to the Staff additional bases upon which the Proposal may be omitted if the Staff disagrees with Walgreens' conclusion that the Proposal can be omitted based on the reasons set forth above and in the August 25 Letter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgement copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please do not hesitate to call me at (847) 914-3004 if you require additional information or wish to discuss this submission further.

Very truly yours,

Julian A. Oettinger
Senior Vice President, General
Counsel and Secretary

ATTACHMENT 1

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND 1125 Fifteenth St. N.W. Washington, D.C. 20005

July 28, 2004

VIA FAX AND U.S. MAIL

Mr. Julian A. Oettinger
Corporate Secretary
Walgreen Co.
200 Wilmot Road
Deerfield, IL 60015-4616

Dear Mr. Oettinger:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in the Walgreen proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders. The proposal relates to the **"Shareholders' Rights Plan"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 30,700 shares of Walgreen common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's next Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Jerry J. O'Connor
Trustee

JOC:daw
Enclosure

Form 972

ATTACHMENT 2

Walgreens

Julian A. Oettinger
Senior Vice President
General Counsel and Corporate Secretary

August 16, 2004

VIA FAX AND U.S. MAIL

Jerry J. O'Connor
Trust for the International Brotherhood of Electrical
Workers' Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington D.C. 20005

Dear Mr. O'Connor,

We are in receipt of your shareholder proposal on behalf of the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund"). In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, we request that you provide adequate proof of the Fund's beneficial ownership of Walgreen Co. stock. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

Furthermore, we did not receive your shareholder proposal until August 2, 2004. The deadline for shareholder proposal submissions was July 28, 2004. You informed us that you faxed the proposal to (847) 914-2654 on July 28, 2004. However, this number is not a fax number at Walgreen Co.'s principal executive offices.

Therefore, we believe that your proposal and supporting statement may properly be excluded from our proxy materials for our 2005 annual meeting, because they were not submitted on a timely basis pursuant to Rule 14a-8(e)(2) of the Securities Exchange Act of 1934. This rule states, in relevant part, that "[a] proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

It is our hope that you will voluntarily withdraw this shareholder proposal. If you do not, it is our intention to exclude this proposal from our proxy materials. We plan to file our reasons with the Securities and Exchange Commission in accordance with Rule 14a-8 of the Securities Exchange Act of 1934.

Please feel free to contact me at (847) 914-3004 with any questions or concerns.

Very truly yours,

Julian A. Oettinger

Julian A. Oettinger

WALGREEN CO. CORPORATE OFFICES 200 WILMOT ROAD DEERFIELD, ILLINOIS 60015-4616 847-914-3004 FAX 847-914-3652
www.walgreens.com

** Transmit Conf. Report **

P.1 Aug 16 2004 14:25

Fax/Phone Number	Mode	Start	Time	Page	Result	Note
912027286099	NORMAL	16,14:25	0'25"	2	# O K	

Walgreens

Law Department

Walgreen Co.
Corporate Offices
200 Wilmot Road
Deerfield, IL 60015

Facsimile Cover Sheet

To: Jerry O'Connor
Company: IBEW
Phone: 202/833-7000
Fax: 202/728-6099
202/467-6316

From: Julian A. Oettinger
Company: Walgreen Co.
Phone: 847/914-3004

Date: August 16, 2004
Pages Including Cover Page: 2

COMMENTS: Please see attached. Thank you very much.

** Transmit Conf. Report **

P.1 Aug 16 2004 14:24

Fax/Phone Number	Mode	Start	Time	Page	Result	Note
912024676316	NORMAL	16,14:24	0'44"	2	* O K	

Walgreens

Law Department

Walgreen Co.
Corporate Offices
200 Wilmot Road
Deerfield, IL 60015

Facsimile Cover Sheet

To: Jerry O'Connor
Company: IBEW
Phone: 202/833-7000
Fax: 202/728 6099
202/467-6316

From: Julian A. Oettinger
Company: Walgreen Co.
Phone: 847/914-3004

Date: August 16, 2004
Pages Including Cover Page: **2**

COMMENTS: Please see attached. Thank you very much.

Find Answers to Your Tracking Questions

→ Go to Tracking Number FAQ

Track by Tracking Number

View Details

Status:	Delivered
Delivered on:	Aug 17, 2004 10:07 A.M.
Signed by:	GARY
Location:	RECEIVER
Delivered to:	WASHINGTON, DC, US
Shipped or Billed on:	Aug 16, 2004
Tracking Number:	1Z 628 480 01 4748 558 3
Service Type:	NEXT DAY AIR

Package Progress:

Date/ Time	Location	Activity
Aug 17, 2004		
10:07 A.M.	LANDOVER, DC, US	DELIVERY
7:11 A.M.	LANDOVER, MD, US	OUT FOR DELIVERY
6:00 A.M.	LANDOVER, MD, US	ARRIVAL SCAN
3:31 A.M.	PHILADELPHIA, PA, US	DEPARTURE SCAN
12:45 A.M.	PHILADELPHIA, PA, US	ARRIVAL SCAN
Aug 16, 2004		
9:57 P.M.	CHICAGO, IL, US	DEPARTURE SCAN
8:56 P.M.	CHICAGO, IL, US	ARRIVAL SCAN
8:20 P.M.	PALATINE, IL, US	DEPARTURE SCAN
7:35 P.M.	PALATINE, IL, US	ORIGIN SCAN
5:16 P.M.	US	BILLING INFORMATION RECEIVED

Tracking results provided by UPS: Aug 25, 2004 11:16 A.M. Eastern Time (USA)

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to UPS for delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited.

← Back to Tracking Summary

↑ Back to Top

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Jerry J. O'Connor
Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, D.C. 20005

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) | C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

RECEIVED
AUG 1 9 2004

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

2. Article Number (*Transfer from service label*) 7000 0600 0023 9456 6189 / for JD.

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1540

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND 1125 Fifteenth St. N.W. Washington, D.C. 20005

September 14, 2004

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

RE: Walgreens Co.
Commission File No. 001-00604

Ladies and Gentlemen:

I am writing on behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund ("Proponent") to respond to the letters submitted by Walgreens Co. ("Walgreens") on August 25, 2004 and September 2, 2004, stating its intent to omit the Proponent's shareholder proposal from its proxy materials for its 2005 annual meeting.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed to Walgreens.

Walgreens argues in its letters that the Proponent's shareholder proposal can be omitted from its proxy materials because the Proponent did not submit in a timely fashion (1) its proposal and (2) its proof of share ownership.

Timely Submission of Proposal

The deadline for Proponent filing a proposal was July 28, 2004. Attached as Exhibits A, B and C are copies of the proposal, a cover letter, and fax confirmation showing that the materials were faxed to Walgreens on July 28, 2004, to fax number 847-914-2654. Also attached as Exhibits D, E, F, G, H and I are copies of the listing for Walgreens in Yahoo.com, Forbes.com, investorsedge.com, investor.news.com, buyandhold.com and globalstock.ru. Each site gives the fax number for Walgreens' corporate headquarters as 847-914-2654.

The Proponent submits that this is proof that it did indeed submit its proposal in a timely fashion per the fax number listed for its corporate headquarters.

U.S. Securities and Exchange Commission
September 14, 2004
Page Two

Proof of Share Ownership

Pursuant to Rule 14a-8(f), Walgreens had 14 days from the date it received the proposal to request proof of ownership. As shown in the preceding paragraph, the proposal was faxed to Walgreens on July 28, 2004. Thus Walgreens had until August 11, 2004 to request proof of ownership. The letters and documents already submitted in this matter by Walgreens admit that it did not request proof of ownership until August 16, 2004. Therefore, its own request for ownership was not made in a timely matter and it is irrelevant and immaterial when Proponent supplied it.

Conclusion

Walgreens arguments are technical and procedural in nature. There is no doubt that it received Proponent's proposal on July 28, 2004 as per the fax confirmation. Likewise, there is no doubt that Proponent has supplied proof of ownership.

Rule 14a-8(f) provides that failure to cure defects of elgibility or to respond in a timely manner "**may**" result in exclusion of the proposal. Under the circumstances, the Proponent respectfully submits that the Commission should exercise its discretion and deny the relief sought by Walgreens.

Very Truly Yours,

Jerry J. O'Connor
Trustee

JOC:daw
Attachments
Copy to Julian A. Oettinger

ATTACHMENTS:

Exhibits A, B and C

and

Exhibits D, E, F, G, H, and I

BE IT RESOLVED: That the stockholders of Walgreen ("Company"), request the Board of Directors to redeem the shareholder rights plan that was adopted in 1986 and renewed in 1996; unless such issuance is approved by a majority vote of shareholders, to be held as soon as may be practicable.

SUPPORTING STATEMENT:

In 1986 our Company's Board of Directors adopted, without shareholder approval, a shareholder rights agreement; also known as a "poison pill". These rights are a type of anti-takeover device that reduces management accountability and adversely affects shareholder value by discouraging takeovers that could be beneficial to shareholders.

Although management and the Board should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies the unilateral imposition of a poison pill. At a minimum, we believe that the shareholders should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon.

In their book, Power and Accountability, Nell Minow and Robert Monks write that poison pills "amount to major de facto shifts of voting rights away from shareholders to management on matters pertaining to the sale of the corporation. They give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders."

Furthermore, the Council of Institutional Investors (CII), whose membership represents nearly $2 trillion dollars of pension assets, calls for shareholder approval of all poison pills in its Shareholder Bill of Rights.

As long-term shareholders in Walgreens, we urge you to vote for this resolution.

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND 1125 Fifteenth St. N.W. Washington, D.C. 20005

July 28, 2004

VIA FAX AND U.S. MAIL

Mr. Julian A. Oettinger
Corporate Secretary
Walgreen Co.
200 Wilmot Road
Deerfield, IL 60015-4616

Dear Mr. Oettinger:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in the Walgreen proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders. The proposal relates to the "**Shareholders' Rights Plan**" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 30,700 shares of Walgreen common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's next Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Jerry J. O'Connor
Trustee

JOC:daw
Enclosure

Form 972

Confirmation Report – Memory Send

Time : Jul-28-2004 15:11
Tel line : +2027286175
Name : EDUCATION DEPT

Job number	:	909
Date	:	Jul-28 15:09
To	:	918479142654
Document pages	:	003
Start time	:	Jul-28 15:09
End time	:	Jul-28 15:11
Pages sent	:	003
Status	:	OK

Job number : 909 *** SEND SUCCESSFUL ***

IBEW Pension Benefit Fund

Fax

To:	Mr. Julian A. Oettinger — Walgreen's	From:	Jerry J. O'Connor c/o Jim Voye
Fax:	847 – 914 - 2864	Pages:	3 including cover page
Phone:		Date:	07-28-04
Re:		CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

• Comments:

Jim Voye: 202-728-6056

YAHOO! FINANCE Finance Home - My Yahoo! - Yahoo! - Help REUTERS

Thursday, August 5, 2004, 11:18am ET - U.S. Markets close in 4 hours and 42 minutes.

Welcome, Guest [Sign In] To track stocks & more, Register

Quotes & Info Enter Symbol(s): e.g. YHOO, ^DJI GO Symbol Lookup | Finance Search

Walgreen Co (WAG)

At 10:57AM ET: **36.35** ↓ 0.30 (0.82%) Reuters

Profile

Get Profile for: GO

Walgreen Co
200 Wilmot Road
Deerfield, IL 60015
Phone: (847) 940-2500
Fax: (847) 914-2654
Email: investor.relations@walgreens.com
Web Site: http://www.walgreens.com/

DETAILS

Index Membership:	S&P 500
Sector:	Services
Industry:	Retail (Drugs)
Employees (last reported count):	106,000

REUTERS ABRIDGED BUSINESS SUMMARY

Walgreen Company is a drugstore chain in the United States with stores located in 44 states and Puerto Rico. As of August 31, 2003 (fiscal year-end 2003), the Company had 4,224 retail drugstores and three mail service facilities. Its drugstores are engaged in the retail sale of prescription and non-prescription drugs and carry additional product lines, such as general merchandise, cosmetics, toiletries, household items, food and beverages. Customer prescription purchases can be made at the drugstores, as well as through mail, by telephone and on the Internet.

Key Statistics
More from Reuters
Expanded Business Description

COMPANY WEBSITES

- Home Page

Search Yahoo! for:
More on Walgreen Co

REUTERS ABRIDGED FINANCIAL SUMMARY

For the nine months ended 5/31/04, net sales rose 16% to $28.08 billion. Net income rose 15% to $1.03 billion. Revenues reflect higher comparable store and prescription sales and new store openings. Net income was partially offset by the absence of gain from litigation settlements.

View Financials
More from Reuters
Significant Developments - Highlights - Performance - Ratio Comparison

OFFICERS

	Pay	Exercised
David Bernauer, 59 Chairman, CEO	$ 2.42M	$ 803.00K
Jeffrey Rein, 51 Pres, COO	$ 1.10M	N/A
William Rudolphsen, 48		

comparable store and prescription sales and new store openings. Net income was partially offset by the absence of gain from litigation settlements.

Financials & Ratios

Book Value/Share ($)	7.82
Cash Per Share ($)	1.54
Current Ratio (MRQ)	1.93
Div/Yield %	0.56
Earn/Shr ($)	1.27
Ex-Div Amt. ($)	0.05
Ex-Div Date	Aug 18, 2004
Float[1]	1,017.60
Market Cap[1]	38,348.07
P/E (TTM)	29.45
Price/Book (MRQ)	4.79
Price/Cash Flow (TTM)	29.47
Price/Revenue (TTM)	1.06
ROA (TTM)	11.01
ROE (TTM)	17.57
Shares Out[1]	1,024.53
Total Debt/Equity (MRQ)	0.00

TTM: trailing 12 months MRQ: most recent quarter [1] Units in millions

Revenues (Millions of U.S. Dollars $)

Last Quarter	9,578

Earnings Per Share (U.S. Dollars $)

Last Quarter	0.34

Earnings per share data excludes extraordinary items

Earnings estimates

FY 2005	1.49**

Earnings estimates from First Call. Data includes extraordinary items
** based on estimates from 18 brokers.

Growth Rates

	1 Year	5 Year
Revenue %	13.33	16.25
EPS %	15.50	16.38
Divdend %	7.31	4.48

Short Interest

Current Month*	17.92
Previous Month*	16.76
Short Interest Ratio	6.58

Company Data

200 Wilmot Road
Deerfield, IL 60015
Phone: (847) 940-2500
Fax: (847) 914-2654
investor.relations@walgreens.com

Forbes Lists

List: 2003
500s: 2003
400 Best Big Companies: 2004
See all Forbes lists

Officers

David W Bernauer
Jeffrey A Rein
William M Rudolphsen
William C Foote
James J Howard
Alan G McNally
Cordell Reed
David Y Schwartz
John B Schwemm
Marilou M Von Ferstel
More executives at WAG

More Companies like this

Companies in the same industry
Companies with a similar TTM p/e ratio
Companies with similar market

Market Index Changes

DOW | NASDAQ | S&P500


10,290
10,280
10,270
10,260
10,250
10,240
10
11
12
1
2
3
4
© quotemedia.com

DOW	10,243.24 ▼	-45.859	(- 0.45%)
NASDAQ	1,867.73 ▼	-1.92	(- 0.1%)
S&P500	1,115.66 ▼	-2.72	(- 0.24%)

Symbol	Company	Change
^DJI	Dow Jones	-42.40
^IXIC	Nasdaq	+2.26
^SPC	S&P 500	-2.19

Latest Investing News

Ex-Banking Star Given 18 Months for Obstruction
Thu September 9, 2004 - 11:00:11 AM

Central bank firm on Asia Credit deal
Thu September 9, 2004 - 11:00:11 AM

Westaff Announces New VP of Operations
Thu September 9, 2004 - 03:36:18 PM

CSN Announces Proposed Offering of Guaranteed Notes Due 2015
Thu September 9, 2004 - 03:37:10 PM

Perini Corporation Announces Proposed Secondary Offering
Thu September 9, 2004 - 03:38:16 PM

More News...

Ticker Symbol WAG, Walgreen Co Company Information

Company Profile For: WAG

Walgreen Co

Address:	200 Wilmot Road
City:	**Deerfield**
State:	**IL**
ZIP:	60015
Phone:	(847) 940-2500
Fax:	(847) 914-2654
Email:	**investor.relations@walgreens.com**
Website:	**http://www.walgreens.com/**

Details:

Index Membership:	[^SPC] **S&P 500**
Sector:	**Services**
Industry:	**Retail (Drugs)**
Employees:	106000

Investor

Friday, September 10 2004, 09:58AM EDT
U.S. Markets will close in 6 hours, 2 mins

Walgreen Co. (NYSE: WAG)

Last Sale	Change		Volume
37.38	-0.05	-0.13%	69,700

Profile for WAG

Walgreen Co. (NYSE: WAG)
200 Wilmot Road
Deerfield, IL 60015
Phone: 847-940-2500
Fax: 847-914-2654
http://www.walgreens.com

Company Description
Walgreen is engaged in the operation of retail drugstores. Co.'s drugstores are engaged in the retail sale of prescription and non-prescription drugs and carry additional product lines such as general merchandise, cosmetics, toiletries, household items, food and beverages. Customer prescription purchases can be made at the drugstores as well as through the mail, by telephone and on the Internet. The total number of stores at Aug 31 2003 was 4,224 stores located in 44 states and Puerto Rico. In addition, Co. operates three mail service facilities.

Industry	Consumer Services
Sector	Retail - Miscellaneous
Number of Employees	96,000

Share Information

Shares Outstanding	1.0B
Market Cap	38.3B
Enterprise Value	37.0B

Performance

52 Week High	38.07
52 Week Low	30.18

Walgreen Co.

NYSE: WAG

Snap Shot

COMPANY OVERVIEW : Walgreen Company (WAG)

Charts


Walgreen Company (USD) Price
38.50
37.10
35.70
34.30
32.90
31.50
Walgreen Company (USD) Volume
Millions
6.40
5.00
3.60
2.20
0.80
Mar
Apr
May
Jun
Jul
Aug

1D - 1M - 3M - 6M - YTD - 1Y - 3Y

Financial Summary

Walgreen Company is principally engaged in the retail drugstore business. As of 8/03, WAG operated 4,224 retail drugstores and three mail service facilities in 44 states & Puerto Rico. For the 9 months ended 5/31/04, net sales rose 16% to $28.08B. Net income rose 15% to $1.03B. Revenues reflect higher comparable store and prescription sales and new store openings. Net income was partially offset by the absence of gain from litigation settlements.

Officers

David W. Bernauer	Chairman of the Board, Chief Executive Officer	Officer since 02/1990
Jeffrey A. Rein	President, Chief Operating Officer	Officer since 03/1996
William M. Rudolphsen	Chief Financial Officer, Senior Vice President	Officer since 01/1998
Jerome B. Karlin	Executive Vice President	Officer since 09/1987
Trent E. Taylor	Senior Vice President, Chief Information Officer	Officer since 01/1999
John W. Gleeson	Senior Vice President of Coporate Strategy, Treasurer	Officer since 07/1992
Julian A. Oettinger	Senior Vice President, Secretary, General Counsel	Officer since 01/1989
Dana I. Green	Senior Vice President of Human Resources	Officer since 07/1998
R. Bruce Bryant	Senior Vice President	--
George C. Eilers	Senior Vice President	Officer since 07/1992

Contact Information

200 Wilmot Road Deerfield, IL, 60015 United States	Tel(Main):	+1 847 9402500
	Fax(Main):	+1 847 9142654
	Tel(Direct):	+1 847 9402500

Company Links

Home Page Investor Relations Financial Information
Corporate History/Profile Employment Opportunities

Reuters Consensus Estimates

Consensus Recommendation	Target Price	Long term growth rate

Ratios for year ending 05/31/2004

Price and Volume	Per Share Data

Профиль компании Walgreen Company(:WAG)

Общие сведения

График за 1 год

[за 5 лет] [за 3 года] [за 1 год]

WAG: Profile for WALGREEN CO - Yahoo! Finance body { text-align:center; } div#screen { width: 752px; border: 1px solid #fff; margin: auto; } #leftcol { border: 1px solid #fff; width: 155px; text-align: left; float: left; } #rightcol { width: 585px; text-align: left; /*/*/ float:right; /* */ } #masthead { margin: 0 0 10 0; width:750px; } #footer { margin: 10 0 0 0; clear:both; } .clear { clear:right; } .topspacing { padding-top:1px; } #leftcol{ display:none; } #rightcol{ display:block; } 31&&code20)) { first=code; mods=(ev.shiftKey?'1':'0')+(ev.ctrlKey?'1':'0')+(ev.altKey?'1':'0'); bug=(bide)+'-'+(autof); } } function fload() { document.quote.s.focus(); } if (ygie){ document.onkeydown=keydown; window.onload=fload; } --> Finance Home - My Yahoo - Yahoo! - Help

Monday, November 17, 2003, 2:05am ET - U.S. Markets open in 7 hours and 25 minutes.
Welcome, Guest [Sign In]To track stocks & more, **Register**

Quotes & Info **Enter Symbol(s):**
e.g. YHOO, ^DJI Symbol Lookup | Finance Search

Walgreen Co (WAG) On Nov 14: **35.87** 0.18 (0.50%) Reuters
MORE ON WAG
Quotes Summary Real-Time Mkt/ECN Options Historical Prices **Charts** Basic Chart Technical Analysis **News & Info** Headlines Company Events Message Board **Company** Profile Key Statistics SEC Filings Competitors Industry **Analyst Coverage** Analyst Opinion Analyst Estimates Research Reports Star Analysts **Ownership** Major Holders Insider Transactions Insider Roster **Financials** Income Statement Balance Sheet Cash Flow

ProfileGet **Profile** for:

Walgreen Co
200 Wilmot Road
Deerfield, IL 60015
Тел.: (847) 940-2500
Факс: (847) 914-2654
Email: investor.relations@walgreens.com
Web Site: http://www.walgreens.com/

DETAILS
Index Membership:S&P 500
Sector:Services
Industry:Retail (Drugs)
Employees (last reported count):93,000

MULTEX ABRIDGED BUSINESS SUMMARY
Walgreen Company is a drugstore chain in the United States with stores located in 43 states and Puerto Rico. As of August 31, 2002, the Company had 3,880 retail drugstores and three mail service facilities. Its drugstores are engaged in the retail sale of prescription and non-prescription drugs and carry additional product lines, such as general merchandise, cosmetics, toiletries, household items, food and beverages. Customer prescription purchases can be made at the drugstores, as well as through mail, by telephone and on the Internet. Prescription sales continue to become a larger portion of the Company's business. In the fiscal year ended August 31 2002 (fiscal 2002), prescriptions accounted for 59.8% of sales compared to 57.5% in the fiscal year ended August 31, 2001 (fiscal 2001).

View Key Statistics
More from Multex
Expanded Business Description

Walgreens

Julian A. Oettinger
Senior Vice President
General Counsel and Corporate Secretary

1934 Act Rule 14a-8

September 27, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Walgreen Co.
Commission File No. 001-00604

Ladies and Gentlemen:

This letter is being sent in response to the letter submitted to the Staff of the Division of Corporation Finance (the "Staff") by the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"), dated September 14, 2004 (the "September 14 Letter"). The September 14 Letter was submitted in response to the letters submitted to the Staff by Walgreen Co. ("Walgreens"), dated August 25, 2004 (the "August 25 Letter") and September 2, 2004 (the "September 2 Letter"). Both the August 25 Letter and the September 2 Letter informed the Staff of Walgreens' intention to omit from its proxy statement and form of proxy (its "Proxy Materials") for its 2005 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the Proponent.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent.

Timely Submission of Proposal

In the September 14 Letter, the Proponent argues that the Proposal and Supporting Statement were faxed to Walgreens on July 28, 2004 to fax number 847-914-2654. As stated in the August 25 Letter, this number is not a fax number at Walgreens' principal executive offices; in fact, it is the telephone number of Teri Haga, a banking analyst with Walgreens (copy of relevant entry in telephone directory enclosed as Attachment 1). Furthermore, according to a Walgreens Telecommunications Technician, this number has been a telephone number since at least March 14, 2001 (see Attachment 2). The undersigned, who was the addressee on

WALGREEN CO. CORPORATE OFFICES 200 WILMOT ROAD DEERFIELD, ILLINOIS 60015-4616 847-914-3004 FAX 847-914-3652
www.walgreens.com

the fax cover sheet, never received this facsimile, and to the best of our knowledge, no one else at Walgreens' principal executive offices received this facsimile.

The Proponent also attached several copies of third-party websites to its September 14 Letter, which set forth the fax number for Walgreens' corporate headquarters as 847-914-2654. Walgreens has not publicized 847-914-2654 as the fax number for its corporate headquarters, and did not provide this fax number to the third-party websites. Walgreens has no duty to correct third-party information. In fact, Walgreens' Investor Relations website clearly states the corporate fax number to be 847-914-2804 (see Attachment 3). Copies of third-party websites which state 847-914-2804 to be the fax number for Walgreens (including Forbes.com, Hoovers.com, CBS.Marketwatch.com, money.cnn.com, Zacks.com, and Business.com) are attached as Attachment 4.

Accordingly, Walgreens maintains that the Proponent did not submit its Proposal and Supporting Statement to Walgreens in a timely fashion per the fax number listed for its corporate headquarters, and therefore the Proposal and the Supporting Statement may properly be excluded from the 2005 Proxy Materials because the Proposal and Supporting Statement were not submitted on a timely basis pursuant to Rule 14a-8(e)(2).

Proof of Share Ownership

In its September 14 Letter, the Proponent argues that since the Proposal was faxed to Walgreens on July 28, 2004, Walgreens had 14 calendar days (until August 11, 2004) to submit to the Proponent its request for proof of share ownership. The Proponent argues that since Walgreens did not request proof of ownership from the Proponent until August 16, 2004, the request was not made in a timely manner. As stated in its August 25 Letter and September 2 Letter, Walgreens maintains that the Proponent did not submit its Proposal and Supporting Statement to Walgreens until August 2, 2004, when the undersigned received the documents via U.S. Mail. Since August 16, 2004 is 14 calendar days from the date Walgreens received the Proposal and Supporting Statement, its request for proof of ownership was submitted in a timely manner. Walgreens did not receive proof of share ownership from the Proponent until September 3, 2004, which is beyond the deadline of 14 calendar days from the date Walgreens sent its request. Therefore, Walgreens maintains that it may exclude the Proposal and Supporting Statement from its 2005 Proxy Materials for failure to comply with Rule 14a-8(f) and the eligibility requirements of Rule 14a-8(b).

Walgreens

Conclusion

For the reasons set forth above and for the reasons set forth in the August 25 Letter, and in the September 2 Letter, Walgreens hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal and its Supporting Statement are excluded from Walgreens' 2005 Proxy Materials. Walgreens reserves the right to submit to the Staff additional bases upon which the Proposal may be omitted if the Staff disagrees with Walgreens' conclusion that the Proposal can be omitted based on the reasons set forth above and for the reasons set forth in the August 25 Letter and in the September 2 Letter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgement copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please do not hesitate to call me at (847) 914-3004 if you require additional information or wish to discuss this submission further.

Very truly yours,

Julian A. Oettinger

Julian A. Oettinger
Senior Vice President, General
Counsel and Secretary

ATTACHMENT 1

(972)216-1987		Walgreens Health Initiatives: Western-Specialty Pharmacy/PCC Field Offices
(972)923-8752		Distribution Center: Waxahachie, TX - Receiving
(972)923-8795		Distribution Center: Waxahachie, TX - DCM
(972)923-8802		Distribution Center: Waxahachie, TX - Fleet
(217)554-8756	Direct Deposit	Direct Deposit Correspondence EXCLUDING Applications for Initial Enrollment (Danville Office)

FINANCE

200 Wilmot Rd., Deerfield, IL 60015-4681
Mail Stop #2261
(1417, Mt. Prospect, Danv.: Dial 315+Ext.)

(847)914-2300		Stock Purchase Plans (Stock Purchase)
(847)914-2678		FAX Number
(847)914-3837	OPEN	Finance Intern
(847)914-2634	Alexander, Kathy	Banking Clerk
(847)914-2347	Cirone, Dominick	Treasury Clerk
(847)914-2398	Cohen, Lauren	Administrative Assistant
(847)914-2300	Curtan, Gail	Administrator, Employee Stock Plan
(847)914-2659	DeVries, Susan	Treasury Project Manager
(847)914-2300	Dikes, Tarrina	Administrator, Employee Stock Plan
(847)914-2654	Haga, Terri	Banking Analyst
(847)914-2385	Hans, Rick	Director, Finance
(847)914-2300	LaRue, Janet	Supervisor, Employee Stock Loan Plan
(847)914-2300	Muehe, Carol	Administrator, Employee Stock Plan
(847)914-2380	Nelson, Sandra (Sam)	Financial Assistant & ATM Administration
(847)914-3491	Palucci, Joyce R.	Manager, Stock Plans
(847)914-2636	Smok, Dave	Financial Analyst
(847)914-3907	Thomas, Patty	Stock Options Specialist
(847)914-2657	Woodbridge, David	Manager of Banking/Assistant Treasurer

FINANCIAL INVESTMENT ANALYSIS

200 Wilmot Rd., Deerfield, IL 60015-4681
Mail Stop #2270
(1417, Mt. Prospect, Danv.: Dial 315+Ext.)

(847)914-3235	Garbacz, Joan	Accountant
(847)914-2600	Godfrey, Nancy	Director
(847)914-2600	Helt, Jo	Secretary
(847)914-3237	Newell, Vicki (MS2104)	Supervisor

ATTACHMENT 2

Lauren Cohen
09/20/2004 02:57 PM

To: rick.hans@walgreens.com
cc: Sara Roach/Corp/Walgreens@Walgreens
Subject: Ext. 2654

See down below in red.

----- Forwarded by Lauren Cohen/Corp/Walgreens on 09/20/2004 02:36 PM -----

Ken Shipinski
09/20/2004 02:15 PM

To: Lauren Cohen/Corp/Walgreens@Walgreens
cc:
Subject: Ext. 2654

Here is the last date that this extension was touched.

```
DES  A11G19
TN   010 0 05 03
TYPE 2008
CDEN 4D
CUST 0
FDN  7721
TGAR 1
LDN  NO
NCOS 3
SGRP 0
RNPG 58
SCI  0
SSU
LNRS 16
XLST
SCPW
CLS  UNR FBD WTA LPR PUA MTD FNA HTA NDD HFD
   MWA AAD IMD XHD IRD NID OLD VCE DRG1
   POD DSX VMD CMSD CCSD SWD LNA CNDD
   CFTD SFD MRD DDV CNID CDCD
   ICDD CDMD MCTD CLBD AUTU
   GPUD DPUD DNDD CFXD ARHD FITD CLTD ASCD
   CPFA CPTA ABDD CFHD FICD NAID
   DDGA NAMA
   USRD ULAD RTDD PGND OCBD FLXD FTTU
RCO  0
HUNT 7721
LHK  1
PLEV 02
AST
IAPG 0
AACS NO
ITNA NO
DGRP
MLWU_LANG 0
DNDR 0
KEY  00 SCR 2654 0    MARP
   01 SCR 7037 0    MARP
```

02 CFW 4 7721
03 SCC 0081
04 SCU 0069
05 DIG 39 00 R
06 AO6
07 MWK 7721
DATE 14 MAR 2001

ATTACHMENT 3

General Investor Information

Corporate Headquarters
Walgreen Co.
200 Wilmot Road
Deerfield, IL 60015
Phone: (847) 940-2500
Fax: (847) 914-2804

Stock Exchange Listing
Nasdaq
New York Stock Exchange
Chicago Stock Exchange
Ticker Symbol: WAG

Transfer Agent
Computershare Investor Services
2 North LaSalle Street
Chicago, IL 60602
1-888-368-7346
E-mail:
web.queries@computershare.com

Investor Contacts
Rick J. Hans, CFA
Director of Finance/ Assistant Treasurer

John Gleeson - Corporate Vice President & Treasurer

Registered shareholders should contact Computershare at the above e-mail address regarding the following matters: change of address, lost certificates, transfer of certificates, dividend checks.

Click here for information on Computershare's shareholder services

Direct Stock Purchase Plan
Computershare Trust Company sponsors and administers a direct stock purchase plan called Computershare BYDS. It is a convenient method of acquiring additional Walgreen stock through the reinvestment of dividends, optional cash payments, or both. For a plan prospectus and enrollment form, please call Computershare at 1-888-368-7346 and allow 1-2 weeks for delivery, or click the link above to download the enrollment form and prospectus.

Current restrictions do not allow for the direct marketing of the plan or distribution of plan materials by Walgreens over the Internet. If these restrictions are lifted, we will investigate the use of the Internet for Computershare BYDS plan marketing and materials distribution.

Dividend Reinvestment
The Computershare BYDS plan is also a dividend reinvestment program.

For all other questions not answered by the information contained within this page or Web site, please e-mail us at the following:
investor.relations@walgreens.com

Dividends
Walgreens typically pays dividends in March, June, September and December. Checks are customarily mailed on approximately the 12th of each of these months.

Click here for Walgreens dividend history

Stock Split History
Click here for Walgreens stock split history

ATTACHMENT 4

283 David W Bernauer $3.0 mil

David W Bernauer has been CEO of **Walgreen** (WAG) for **2** years. Mr. Bernauer has been with the company for **38** years . The **60** year old executive ranks 19 within **Retailing**

Education
College: North Dakota State University BS '67
Graduate School: NA

	CEO COMPENSATION (Latest fiscal year)	INDUSTRY MEDIANS - Retailing
Change in salary+bonus from 2002	15%	8%
Salary	$895	$1,000
Bonus	$544	$1,035
Other	$757	$253
Stock Gains	$804	$0
Total	$2,999	$3,086





All figures in Thousands.

5-YEAR TOTAL COMPENSATION
Vs. Industry Median


David W Bernauer
Retailing
$7,771[4]
$14,107

Data Contributor CoreData

Accounting-Governance Rankings: Average

Walgreen
(WAG: quote, news, events, executives)

Industry Medians

200 Wilmot Road
Deerfield, IL 60015

ph: 847-914-2500
fax: 847-914-2804
http://www.walgreens.com

stock owned (% of co)	**0.02**	0.12
stock owned ($mil)	**5.6**	9.2
total return during tenure (%)		**NA**
relative to market		**NA**

< Previous Next >

Associated Companies:
Walgreen

197 on Forbes 2000 2004 , # 306 on Forbes 500s 2003 , On Forbes 500s 2002

Other Lists:
Bernauer, David W

313 on Executive Pay 2003 , # 322 on Executive Pay 2002

See Also

Executive Pay
What the Boss Makes
Click here for full coverage

Search Executive Pay

Enter person's last name to search this list

[ ] > go

— or —

Find people on this list for whom

the category
is selection
and
the category
is selection > go

People Lists:

100 Top Celebrities Go

Methodology:
Rank is based on total compensation for latest fiscal year. Efficiency grade is based on our chief executive's pay/performance score. We gave an "A+" to the most efficient boss in delivering performance/pay and "F" for the least efficient. Grades are given only to chief executives who have a six-year tenure and six-year compensation history.

Footnotes:
Total returns and value of stock owned (including all classes) is based on Apr. 2, 2004 stock price. Compensation percent change is based on combined salary and bonus. Annualized total return during tenure covers the tenure of the executive or from the time of the IPO or available stock history. Relative to market is the ending value of $100 invested in the stock, divided by the ending value of $1 invested in the market. NA: Not available or not applicable. NM: Not meaningful. [1]Annualized salary. [2]Paid to date. [3]Four-year total. [4]Three-year total. [5]Less than 0.01%. [6]Annualized bonus. [7]Prior-year data. [8]New chief executive; compensation may be for another executive office. [9]Less than $100,000. [10]Received options or restricted stock in lieu of portion of salary. [11]Received options or restricted stock in lieu of portion of bonus. [12]Includes shares indirectly held.

Sources: Audit Integrity; BoardEx; Company proxy statements; FT Interactive Data via FactSet Research Systems; CoreData Group

Friday, September 24, 2004

Walgreen Co. (NYSE: WAG)

200 Wilmot Rd.
Deerfield, IL 60015 (Map)

Phone: 847-940-2500
Fax: 847-914-2804

http://www.walgreens.com

Covered by Alex Biesada

Walgreen proffers an old-fashioned tonic for fiscal fitness: quality over quantity and homespun growth rather than growth through acquisition. It works. While Walgreen has fewer stores than its closest rival CVS, it is #1 in the nation in sales. Walgreen operates more than 4,400 stores in 44 states and Puerto Rico, and has three mail order facilities. Prescription drugs account for about 60% of sales; the rest comes from general merchandise, over-the-counter medications, cosmetics, and groceries. Walgreen builds rather than buys stores, so it can pick prime locations. For added convenience, more than two-thirds of its stores offer drive-through pharmacies, and almost all offer one-hour photo processing.

Overview & History

Key Numbers

Company Type	Public (NYSE: WAG)
D&B D-U-N-S Number	Subscribers Only
Fiscal Year-End	August
2003 Sales (mil.)	$32,505.4
1-Year Sales Growth	13.3%
2003 Net Income (mil.)	$1,175.7
1-Year Net Income Growth	15.4%
2003 Employees	154,000
1-Year Employee Growth	9.2%

More Financials

Key People

Chairman and CEO	David W. Bernauer
President and COO, Director	Jeffrey A. Rein
SVP and CFO	William M. Rudolphsen
SVP and CIO	Subscribers Only

Job Openings

E-Mail This Page
Print This Page

SVP, Marketing Subscribers Only

More People

Industry Information

- Retail
  - **Drug Stores & Pharmacies (primary)**
  - Auto Parts Retail
  - Consumer Electronics & Appliances Retail
  - Cosmetics, Beauty Supply & Perfume Retail
  - Grocery Retail

More Industry Information

Top Competitors

- CVS
- Rite Aid
- Wal-Mart

27 Competitors Listed For Walgreen

Rankings

- #45 in FORTUNE 500
- S&P 500
- #99 in FT Global 500

Not Cause Retailers to Grow Complacent
(Jupitermedia Corporation, Mar 13, 2003, Business Reports)

- Consumer Electronics: Retail Industry Outlook
(Retail Forward, Inc., Mar 1, 2002, Business Reports)

More Reports and Books »

Report Search

Search

Additional 3rd Party Libraries

greater than $25 million, The Rich Register is available in both hardcover and CD-ROM format.

Learn More

Build Lead Lists

Use Hoover's Lead Finder to create prospect and contact lists.



Indicates subscriber-only content.

Indicates external site content that will open in a new browser window.

Hoover's Online | **IPO Central** | **Hoover's Books**
Subscription Options | Newsletters | Hoover's Wireless | Help | Feedback

About Hoover's | Job Opportunities | Privacy Policy | Advertising Info

Profile:

Change Symbol:

Walgreen Co. (NYSE)

Chart Financial Analyst Insider Msg News Option SEC

WAG **36.32** **+0.26** **+0.72%** Vol: 1,823,600 2:59pm 09/24/04

Price and Volume


WAG Daily
38
37
36
35
34
33
32
31
30
O N D 04 F M A M J J A S
© BigCharts.com 9/23/04

Create WAG Alert at:	$31 $42 other
Price Average 50-day:	$ 36.76
Price Average 200-day:	$ 35.16
Vol Average 50-day:	2,396,500
Vol Average 200-day:	2,861,600
52-wk high(9/7/2004):	$ 38.07
52-wk low(9/30/2003):	$ 30.18
Bid:	n/a
Ask:	n/a

Analyst Information Historical Quote

Share related items

Market cap:	$ 37.21B
Shares out:	1.02B

Per share data

Earnings (1 year):	1.23
Current P/E Ratio:	28.60
Cash Flow:	$ 1.64
Cash (last quarter):	$ 1.58B
Annual Dividend:	$ 0.21
Book Value:	$ 7.50
EBITDA:	n/a

Management effectiveness

Return on Equity (1 year):	18.76%
Return on assets (1 year):	n/a

Company Information

Walgreen Co.
200 Wilmot Road
Deerfield ILLINOIS 60015

Website **Annual Report**
Phone: +1 847 940-2500
Fax: +1 847 914-2804

Walgreen Co. The Group's principal activity is to operate a chain of retail drugstores that sells prescription and nonprescription drugs. These drugstores also carry additional product lines like general merchandise, cosmetics, toiletries, household items, food and beverages. Customer prescription purchases can be made at the drugstores as well as through the mail, by telephone and on the Internet. The Group markets its products under various trademarks and trade names and holds assorted business licenses (pharmacy, occupational, liquor etc.) having various lives. The Group currently operates 4,414 retail drugstores in 44 states within the continental United States and in Puerto Rico.

Company at a Glance

Industry:	**Retailers, Drug-based**	Employees:	**154,000**
		Fiscal Year-End:	**08/31/2004**

Latest Insider Transactions

William A. Shiel Officer	**200**	**Stock Gift**	09/15/2004
Charles R. Walgreen Director	**10,715**	**Stock Gift**	08/17/2004
David W. Bernauer Officer	**42,520**	**Proposed Sale (Form 144)**	07/20/2004
J R. Lewis Officer	**9,408**	**Proposed Sale (Form 144)**	07/19/2004
John W. Gleeson Shareholder	**3,300**	**Proposed Sale (Form 144)**	07/19/2004

More Insiders...

News for Walgreen Co.

1:08pm 09/24/04	Kick This Drug Habit - *[at The Motley Fool US]*
9:42am 09/24/04	The Fool's Look Ahead - *[at The Motley Fool US]*
9:00am 09/22/04	$ Herb Greenberg's RealityCheck: AutoZone's performance continues to sputter - *Herb Greenberg*
8:06am 09/22/04	Walgreen Co. cut to 'neutral' at SunTrust RH - *CBS MarketWatch.com*
5:42pm 09/17/04	Market Focus: Impact of defibrillators for use in homes seen as small - *Laura Gilcrest*
4:33pm 09/17/04	Gettin' Funky With Chattem - *[at The Motley Fool US]*
4:41pm 09/14/04	Big Movers in the Stock Market - *AP Online*
12:24pm 09/14/04	Big Movers in the Stock Market - *AP Online*
10:29am 09/14/04	Walgreen falls on A.G. Edwards downgrade - *Tomi Kilgore*
9:44am 09/14/04	Walgreen cut to 'hold' at A.G. Edwards - *CBS MarketWatch.com*

More...

Return on Investment (1 year):	**n/a**

Valuation ratios

Price/Earnings (1 year):	**29.19**
Price/Book (1 year):	**4.76**
Price/Cash Flow (1 year):	**n/a**

Profitability

Gross Margin (1 year):	**n/a**
Operating Margin (1 year):	**5.69%**
Profit Margin (1 year):	**3.68%**

M = Millions B=Billions

Home Markets News Jobs & Economy World Biz Technology Commentary Personal Finance Mutual Funds Money Magazine CNNfn TV

NEWS > COMPANIES > Company Research

Walgreen Co. WAG (NYSE) $36.30 ▲ $0.24 0.67%

9/24/2004 3:05 PM ET

BigCharts.com

Quote **Snapshot** Charts Estimates Analyst Reports Insiders SEC Filings Financials News Historical Quote

Company Information

Walgreen Co. The Group's principal activity is to operate a chain of retail drugstores that sells prescription and nonprescription drugs. These drugstores also carry additional product lines like general merchandise, cosmetics, toiletries, household items, food and beverages. Customer prescription purchases can be made at the drugstores as well as through the mail, by telephone and on the Internet. The Group markets its products under various trademarks and trade names and holds assorted business licenses (pharmacy, occupational, liquor etc.) having various lives. The Group currently operates 4,414 retail drugstores in 44 states within the continental United States and in Puerto Rico.


WAG Daily
9/23/04
38
37
36
35
34
33
32
Apr
May
Jun
Jul
Aug
Sep

WALGREEN CO
200 Wilmot Road Deerfield ILLINOIS 60015
Phone: +1 847 940-2500
Fax: +1 847 914-2804
Website

Price History

Time Frame: 6 months
Company Events: <None>
Refresh

Interactive Charting

Industry: **Retailers, Drug-based** Employees: **154,000** (08/31/2004)

Officers: David W. Bernauer, Chairman & Chief Executive Jeffrey A. Rein, President & Chief Operating Officer William M. Rudolphsen, Senior Vice President & Chief Financial Officer Julian A. Oettinger, Senior Vice President, Secretary & General Counsel

Share Related Items		**Dividend Information**		**Profitability**	
Mkt. Cap. (Mil) $	37,190.37	Yield %	0.58	Gross Margin (TTM) %	0.58
Shares Out (Mil)	1,024.53	Annual Dividend	0.21	Operating Margin (TTM) %	5.69
		Payout Ratio (TTM) %	17	Profit Margin (TTM) %	3.68
Valuation Ratios		**Per Share Data**		**Mgmt Effectiveness**	
Price/Earnings (TTM)	29.19	Earnings (TTM) $	1.23	Return on Equity (TTM)	18.76
Price/Sales (TTM)	1.02	Sales (TTM) $	35.46	Return on Assets (TTM)	0.00
Price/Book (MRQ) $	4.76	Book Value (MRQ) $	7.50	Return on Investment (TTM)	0.00
Price/Cash Flow (TTM) $	0.00	Cash Flow (TTM) $	1.64		
Financial Strength					
Quick Ratio (MRQ)	0.65	Current Ratio (MRQ)	1.91	LT Debt/Equity (MRQ)	0.00
Total Debt/Equity (MRQ)	NA				

Mil = Millions MRQ = Most Recent Quarter TTM = Trailing Twelve Months

Financial Snapshot	**Per-Share Estimates**	**Current Analyst Ratings**

	2003		This Qtr	Next Qtr		
Revenue	$ 32.5 B	Mean Estimate	0.31	0.29	Strong Buy	5
Total Net Income	$ 1.2 B	High Estimates	0.32	0.29	Moderate Buy	5
Earnings Per Share	$ 1.17	Low Estimates	0.31	0.28	Hold	7
EBITDA	N/A	# of Estimates	16	8	Moderate Hold	0
Long Term Debt	$ 0.0				Sell	1
					Mean	BUY
More Financial Information		More Earnings Estimates			More Analyst Ratings	

Latest Insider Trades			SEC Filings	
WILLIAM A. SHIEL	200 Shares	Stock Gift	10-Q , Walgreen Co.	01/13/2004
CHARLES R. WALGREEN	10,715 Shares	Stock Gift	8-K , Walgreen Co.	01/12/2004
DAVID W. BERNAUER	42,520 Shares	Proposed Sale (Form 144)	8-K , Walgreen Co.	01/06/2004
J RANDOLPH. LEWIS	9,408 Shares	Proposed Sale (Form 144)	10-Q , Walgreen Co.	07/09/2003
JOHN W. GLEESON	3,300 Shares	Proposed Sale (Form 144)	8-K , Walgreen Co.	06/24/2003

Research Reports from Reuters($)

09/24/04 "The Economy Matters" Report: evalu... (EconomicInvestor)
09/24/04 WAG Investment Climate Report Sep 24, 2004 (KRS)

Press Releases

09/20/04 Amundsen High School Completes Sports Stadium Renovation (PR Newswire)
09/16/04 Seniors Save More Than $7 Million With Walgreens Health Init... (PR Newswire)
09/02/04 Walgreen Co. August Sales Increase 14.6 Percent (PR Newswire)
09/02/04 Demand for Prescriptions Strong in Florida as Residents Prep... (PR Newswire)
09/02/04 Walgreens General Counsel to Retire Jan. 12 (PR Newswire)

Fortune

08/04/04 Street Life: Oil Prices Turn Slippery (Fortune)

DJIA NASD S&P
10062.94 +24.04 +0.24%


10100.01
10080.01
10060.01
10040.01
10020.01
10 11 12 1 2 3
DJIA
Previous Close



QUOTES AND RESEARCH

Enter Another Ticker GO Printable Version

Quote & Charts **Company Reports** **News** **Financials** **Trade WAG Now!**

Full Company Report | PDF Snapshot | Estimates | Analyst Recommendations | Brokerage Research | Comparison to Industry | Insiders | Annual Report

WALGREEN CO WAG (NYSE)

Walgreen Co. is a national retail pharmacy chain and considered the leader in innovative drugstore retailing. Walgreens pioneered many store features that are becoming standards in the industry. Among those concepts are: Computerized pharmacies, Point-of-sale scanning, Freestanding stores with drive-thru pharmacies, and Intercom Plus, Walgreens advanced new pharmacy computer and workflow system. Intercom Plus allows pharmacists to spend more time counseling patients by assigning administrative tasks to pharmacy technicians

General Information

WALGREEN CO
200 Wilmot Road
Deerfield, IL 60015
Phone: 847 940-2500
Fax: 847 914-2804
Web: www.walgreens.com
Email: investor.relations@walgreens.com

Industry	RETAIL-DRUG STR
Sector:	Retail/Wholesale
Fiscal Year End	August
Last Reported Quarter	08/31/04
Next EPS Date	09/27/2004


Ameritrade Apex™
AMERITRADE

Price and Volume Information

Zacks Rank	3
Yesterday's Close	36.98
52 Week High	37.85
52 Week Low	30.64
Beta	0.27
20 Day Moving Average	2,059,655
Target Price Consensus	40.04


[WAG] 30-Day Closing Prices
38.5
38.0
37.5
37.0
36.5
36.0
08-24-04
09-23-04

% Price Change

4 Week	0.65
12 Week	2.13
YTD	1.65

% Price Change Relative to S&P 500

4 Week	-2.30
12 Week	2.75
YTD	0.40

Share Information

Shares Outstanding (millions)	1,024.53
Market Capitalization (millions)	37,887.05

Dividend Information

Dividend Yield	0.57%
Annual Dividend	$0.21
Payout Ratio	0.00

Short Interest (shares)	17,922,418	Change in Payout Ratio	0.00
Short Ratio	7.24	Last Dividend Payout / Amount	08/18/2004 / $0.05
Last Split Date	02/16/1999		

EPS Information		Consensus Recommendations	
Current Quarter EPS Consensus Estimate	0.31	Current (1=Strong Buy, 5=Strong Sell)	2.14
Current Year EPS Consensus Estimate	1.31	30 Days Ago	2.13
Estimated Long-Term EPS Growth Rate	15.20	60 Days Ago	2.13
Next EPS Report Date	09/27/2004	90 Days Ago	2.06

Fundamental Ratios

P/E		EPS Growth		Sales Growth	
Current FY Estimate:	24.76	vs. Previous Year	17.86%	vs. Previous Year	15.02%
Trailing 12 Months:	29.35	vs. Previous Quarter	-19.51%	vs. Previous Quarter:	-2.08%
PEG Ratio	1.63				
Price Ratios		**ROE**		**ROA**	
Price/Book	4.73	08/31/04	-	08/31/04	-
Price/Cash Flow	25.20	05/31/04	17.16	05/31/04	10.71
Price / Sales	-	02/29/04	17.02	02/29/04	10.66
Current Ratio		**Quick Ratio**		**Operating Margin**	
08/31/04	-	08/31/04	-	08/31/04	-
05/31/04	1.93	05/31/04	0.79	05/31/04	3.58
02/29/04	1.91	02/29/04	0.68	02/29/04	3.55
Net Margin		**Pre-Tax Margin**		**Book Value**	
08/31/04	-	08/31/04	-	08/31/04	-
05/31/04	5.78	05/31/04	5.78	05/31/04	7.81
02/29/04	5.77	02/29/04	5.77	02/29/04	7.55
Inventory Turnover		**Debt-to-Equity**		**Debt to Captial**	
08/31/04	-	08/31/04	-	08/31/04	-
05/31/04	7.14	05/31/04	0.00	05/31/04	0.00
02/29/04	7.08	02/29/04	0.00	02/29/04	0.00

Walgreen Co Profile

Walgreen Co - http://www.walgreens.com/
200 Wilmot Road
Deerfield, ILLINOIS 60015

+1 847 940-2500
+1 847 914-2804

Walgreen Co. The Group's principal activity is to operate a chain of retail drugstores that sells prescription and nonprescription drugs. These drugstores also carry additional product lines like general merchandise, cosmetics, toiletries, household items, food and beverages. Customer prescription purchases can be made at the drugstores as well as through the mail, by telephone and on the Internet. The Group markets its products under various trademarks and trade names and holds assorted business licenses (pharmacy, occupational, liquor etc.) having various lives. The Group currently operates 4,290 retail drugstores in 44 states within the continental United States and in Puerto Rico.

WALGREEN CO PEOPLE:

- **Chairman** - L. D. Jorndt
- **President, Chief Executive & Chief Operating Officer** - David W. Bernauer
- **Senior Vice President & Chief Financial Officer** - Roger L. Polark
- **Vice President & Treasurer** - John W. Gleeson
- **Senior Vice President, Secretary & General Counsel** - Julian A. Oettinger

See Also:

- **Walgreens**
- **Pharmaceuticals and Biotechnology**
- Walgreen Co News
- Walgreen Co Quote & Financials

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 8, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Walgreen Co.
Incoming letter dated August 25, 2004

The proposal relates to a shareholder rights plan.

There appears to be some basis for your view that Walgreens may exclude the proposal under rule 14a-8(e)(2) because Walgreens did not receive the proposal before the deadline for submitting proposals. We note in particular your representation that the transmission number at issue is a telephone number rather than a facsimile number at Walgreens' principal executive offices. Accordingly, we will not recommend enforcement action to the Commission if Walgreens omits the proposal from its proxy materials in reliance on rules 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Walgreens relies.

Sincerely,

Robyn Manos
Special Counsel